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                           March 11, 2021

       Todd Davis
       Chief Executive Officer
       Endexx Corp
       38246 North Hazelwood Circle
       Cave Creek, AZ 85331

                                                        Re: Endexx Corp
                                                            Registration
Statement on Form 10
                                                            Filed March 4, 2021
                                                            File No. 000-30233

       Dear Mr. Davis:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, it does not appear that financial statements complying with the updating requirements of Rules 8-02 and 8-
       03 of Regulation S-X are presented in your registration statement. Rather, the most recent financial statements included in the filing cover the nine-month period ended June 30, 2020. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

                This registration statement will become effective on May 3, 2021. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

                                                        Please contact Daniel
Morris at (202) 551-8071 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Randy Katz